CHEN-DRAKE LAW

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Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Charlie Guidry, Staff Attorney
Dietrich King, Staff Attorney

Re:	DH Enchantment, Inc. (f/k/a Energy Management International Inc.)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed on September 30, 2021
File No. 000-56322

Gentlemen:

On behalf of DH Enchantment, Inc. (f/k/a Energy Management International Inc. (the “Company” or “ENMI”), we are hereby responding to the comment letter dated October 18, 2021 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form 10-12G

Business, page 1

1. We note your revised disclosure in response to comment 1. Please revise the disclosure further to clarify that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 1 to incorporate the foregoing disclosure.

2. We note your revised disclosure in response to comment 2. Please further revise the disclosure to make clear whether the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please specifically address how recent statements and regulatory actions by China's government has or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 1 to incorporate the foregoing disclosure.

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

November 3, 2021

3. We note your disclosure in response to comment 3. Please expand the business section disclosure to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. Specifically, please discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have amended the section entitled “Overview” of Item 1: Business on page 2 to incorporate the foregoing disclosure.

4. We note your response to comment 5. Please revise the business section disclosure to provide a clear description of how cash is transferred throughout your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your business, including subsidiaries, to the parent company and U.S. investors.

Response: We have amended the section entitled “Overview” of Item 1: Business on pages 3 and 4 to incorporate the foregoing disclosure.

Our Business, page 3

5. We note your response and revised disclosure on page 1 in response to comment 6. Please revise the disclosure throughout the registration statement to clarify that your business is the distribution of the test and that the test is developed and manufactured by third parties.

Response: We have made the requested clarifications throughout the registration statement.

Risk Factors, page 11

6. We note your response to comment 8. Please expand your risk factor to disclose, as you stated in your response, that you are not currently subject to oversight by the Cyberspace Administration of China ("CAC") over data security and are not compliant with the regulations or policies that have been issued by the CAC to date. Please highlight the risk, if true, that changes in the policies of China could potentially subject you to this oversight.

Response: On pages 18 and 19 in the section entitled “Risk Factors – Risk Factors Relating to Doing Business in Hong Kong,” we have added a new risk factor entitled “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.”

Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

November 3, 2021

Risk Factors Relating to Doing Business in Hong Kong, page 12

7. We note your disclosure in response to comment 7. Please expand the disclosure to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have amended the risk factor entitled “Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we may be able to conduct in Hong Kong and accordingly on the results of our operations and financial condition” on page 16 to incorporate this disclosure.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW